Exhibit 99.1

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

Trading Symbol: TSX – OLE
OTC/BB – OLEPF
June 3, 2013	Website: www.oromin.com

OROMIN RESPONDS TO TERANGA ANNOUNCEMENT

Vancouver, B.C. – Oromin Explorations Ltd. (“Oromin”), reports that it has received today from Teranga Gold Corporation (“TGZ”) notice of intent to file an unsolicited offer to acquire all of the outstanding shares of Oromin for 0.582 of a common share of TGZ stock for each outstanding common share of Oromin, or 80,000,000 common shares of TGZ.

Consistent with its obligations and focus on delivering value to shareholders, Oromin’s Board of Directors will consider the proposal and how it could impact the interests of Oromin’s shareholders and other stakeholders. Oromin’s Board of Directors and management remain committed to building and delivering value for shareholders and other stakeholders, and believe that Oromin’s strategy and recent performance and accomplishments clearly demonstrate this commitment.

Oromin recommends that its shareholders defer making any decision until the Board has had an opportunity to fully review the expected offer and to make a formal recommendation as to its merits. Shareholders will be promptly notified of any recommendation by the Board through a news release and circular in accordance with applicable securities laws.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, CEO

Cautionary Statement
Statements made in this press release which describes the Company or management’s objectives, projections, estimates, expectations or predictions may be “forward-looking statements” within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’s actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized. Reference should be made to the Company’s most recent Annual Report on Form 20-F for a list of factors that could cause such differences.